SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

RAIN ACQUISITION CORP.

a wholly owned subsidiary of

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

(408) 943-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$117,522,435.30	$13,468.08

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,910,463 shares of common stock, par value $0.01 per share (“Shares”), of Ramtron International Corporation (“Ramtron”) at the offer price of $3.10 per Share. As of August 31, 2012, there were (i) 35,406,603 Shares outstanding, (ii) 4,006,596 Shares issuable pursuant to stock options and (iii) outstanding restricted stock units with respect to 164,848 Shares, in each case as represented in the merger agreement, dated September 18, 2012, by and among Cypress Semiconductor Corporation (“Cypress”), Rain Acquisition Corp. and Ramtron. This calculation excludes 1,667,584 Shares beneficially owned by Cypress.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $11,605.03	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO	Date Filed: June 21, 2012

Amount Previously Paid: $917.07	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO/A	Date Filed: August 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation (“Ramtron”), at $2.88 per share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent that such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)	On September 19, 2012, Cypress, Purchaser and Ramtron announced that they had entered into an Agreement and Plan of Merger, dated as of September 18, 2012 (the “Merger Agreement”). As provided in the Merger Agreement, the offer price to be paid in the Offer will be increased from $2.88 per Share to $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Merger Agreement. In connection with entering into the Merger Agreement, the board of directors of Ramtron has unanimously recommended that its stockholders tender their Shares pursuant to the Offer. The full text of the joint press release issued by Cypress and Ramtron announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.

(2)	Cypress and Purchaser will file an amendment and supplement to the Offer to Purchase, an amended and restated Letter of Transmittal and other related materials reflecting the revised terms and conditions of the Offer within five business days, as required by the Merger Agreement. In connection with filing such documents and materials, the Expiration Date of the Offer will be extended for no less than 10 business days in compliance with the Merger Agreement and the rules and regulations of the SEC.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(H)	Text of Joint Press Release Issued by Cypress and Ramtron dated September 19, 2012.

(d)(1)	Agreement and Plan of Merger, by and among Cypress Semiconductor Corporation, Rain Acquisition Corp. and Ramtron International Corporation, dated as of September 18, 2012.

The full text of the Merger Agreement is filed as Exhibit (d)(1) hereto to provide Cypress’s and Ramtron’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Cypress or Ramtron in Cypress’s or Ramtron’s public reports filed with the SEC. In particular, the Merger Agreement is not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to Cypress or Ramtron. The representations and warranties have been negotiated with the principal purpose of (i) establishing the circumstances pursuant to which Purchaser may have the right not to consummate the Offer, or Cypress or Ramtron may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to contractual standards of materiality different from that generally applicable under federal securities laws and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2012

CYPRESS SEMICONDUCTOR CORPORATION

By:	/S/ BRAD W. BUSS
Name:	Brad W. Buss
Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/S/ BRAD W. BUSS
Name:	Brad W. Buss
Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2012.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement dated June 21, 2012.*

(a)(5)(A)	Text of Press Release Issued by Cypress dated June 12, 2012. (1)

(a)(5)(B)	Text of Press Release Issued by Cypress dated June 21, 2012.*

(a)(5)(C)	Text of Press Release Issued by Cypress dated July 20, 2012.*

(a)(5)(D)	Text of Press Release Issued by Cypress dated August 6, 2012.*

(a)(5)(E)	Text of Press Release Issued by Cypress dated August 20, 2012.*

(a)(5)(F)	Text of Press Release Issued by Cypress dated August 27, 2012.*

(a)(5)(G)	Text of Press Release Issued by Cypress dated September 12, 2012.*

(a)(5)(H)	Text of Joint Press Release Issued by Cypress and Ramtron dated September 19, 2012.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, by and among Cypress Semiconductor Corporation, Rain Acquisition Corp. and Ramtron International Corporation, dated as of September 18, 2012.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
(1)	Incorporated by reference to the Schedule TO-C filed by Cypress on June 12, 2012.